SPROTT ANNOUNCES FIRST QUARTER 2026 RESULTS
TORONTO, ON - May 6, 2026 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the three months ended March 31, 2026.
Management commentary
"Sprott’s Assets Under Management (“AUM”) were $65.1 billion as at March 31, 2026, up 9% from $59.6 billion as at December 31, 2025," said Whitney George, Chief Executive Officer of Sprott. "Gold and silver prices were volatile during the first quarter of 2026, selling off sharply after reaching new highs in January. While near-term volatility remains elevated, the structural foundations of the precious metals market remain intact. Our critical materials strategies performed well during the period, accounting for 96% of our net sales across 13 different funds."
"We continued to expand our ETF offerings, subsequent to quarter-end, with the launch of the Sprott Rare Earths Ex-China ETF ("REXC") on April 15, 2026," added Mr. George. "REXC has performed very well since it launched in April. The strength of the Sprott brand is evident as investor adoption of our ETFs is increasing and we achieve key AUM and liquidity milestones more quickly with each subsequent product launch."
Key AUM highlights1
•AUM was $65.1 billion as at March 31, 2026, up 9% from $59.6 billion as at December 31, 2025. On a three months ended basis, we benefited from market value appreciation across a majority of our fund products and positive net inflows to our exchange listed products.
Key revenue highlights
•Management fees were $81.5 million for the quarter, up $41.5 million from $40 million for the quarter ended March 31, 2025. Carried interest and performance fees were $52 million in the quarter, up $52 million from $nil for the quarter ended March 31, 2025. Net fees were $93.8 million for the quarter, up $57.8 million from $35.9 million for the quarter ended March 31, 2025. Our revenue performance in the quarter was positively impacted by higher average AUM on market value appreciation and inflows to our physical trusts and ETFs, as well as higher average AUM in our managed equities products. Additionally, we benefited from carried interest crystallization in our private strategies segment and performance fee crystallization in our managed equities segment.
•Commission revenues were $5.8 million for the quarter, up $5.5 million from $0.3 million for the quarter ended March 31, 2025. Net commissions were $3 million for the quarter, up $2.8 million from $0.2 million for the quarter ended March 31, 2025. Commission revenue increased in the quarter due to higher ATM activity predominantly within our physical uranium trust, and to a lesser degree, in our physical copper trust.
•Finance income was $2.5 million for the quarter, up $1.1 million or 77% from $1.4 million for the quarter ended March 31, 2025. The increase in the quarter was due to higher income generated in co-investments made in our private strategies segment and increased interest income on higher cash balances.
Key expense highlights
•Net compensation expense was $23.7 million for the quarter, up $6.3 million or 36% from $17.5 million for the quarter ended March 31, 2025. The increase in the quarter was primarily due to higher incentive compensation on increased net fee generation. Our net compensation ratio was 29% in the quarter (March 31, 2025 - 47%).
Stock-based compensation expense was $34.7 million for the quarter, up $28.5 million from $6.3 million for the quarter ended March 31, 2025. The increase in the quarter was due to the Company's stock price appreciating 46% in the quarter, compared to 6% in the first quarter of last year. The Company issued 276,943 RSUs this year, down 72% from 976,550 RSUs in 2025.
•SG&A expense was $5.9 million for the quarter, up $1.7 million or 42% from $4.1 million for the quarter ended March 31, 2025. The increase in the quarter was due to higher marketing and professional services costs.

1 See “non-IFRS financial measures” section in this press release and schedule 2 and 3 of "Supplemental financial information"

Earnings summary
•Net income for the quarter was $29.2 million ($1.13 per share), up $17.3 million from $12 million ($0.46 per share) for the quarter ended March 31, 2025. Our net income performance was primarily due to higher average AUM in our exchange listed products and managed equities segments and carried interest crystallization in our private strategies segment. These increases were partially offset by higher stock-based compensation expense as a result of the Company's stock price appreciating 46% in the quarter, compared to 6% in the first quarter of last year.
•Adjusted EBITDA was $57.9 million ($2.25 per share) for the quarter, up $36 million from $21.9 million ($0.85 per share) for the quarter ended March 31, 2025. Adjusted EBITDA in the quarter benefited from higher average AUM on market value appreciation and inflows to our physical trusts and ETFs, as well as higher average AUM in our managed equities products.
Subsequent events
•Subsequent to quarter-end, as at May 1, 2026, AUM was $65.5 billion, up 1% from $65.1 billion as at March 31, 2026. Our performance subsequent to quarter-end was the result of $0.3 billion of market value appreciation and $0.2 billion in net inflows, primarily in our exchange listed products.
•On May 5, 2026, the Sprott Board of Directors announced a quarterly dividend of $0.40 per share.

Supplemental financial information
Please refer to the March 31, 2026 quarterly financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company's financial position as at March 31, 2026 and the Company's financial performance for the three months ended March 31, 2026.

Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Dec. 31, 2025	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Mar. 31, 2026	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	15,976	(10)	1,309	—	17,275	0.35%
- Physical Silver Trust	15,109	587	649	—	16,345	0.45%
- Physical Gold and Silver Trust	9,065	(334)	631	—	9,362	0.40%
- Precious Metals ETFs	1,654	118	52	—	1,824	0.45%
- Physical Platinum & Palladium Trust	773	—	(51)	—	722	0.50%
	42,577	361	2,590	—	45,528	0.40%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	6,158	562	124	—	6,844	0.31%
- Critical Materials ETFs	2,950	1,018	216	—	4,184	0.57%
- Physical Copper Trust	131	57	(8)	—	180	0.33%
	9,239	1,637	332	—	11,208	0.41%

Total exchange listed products	51,816	1,998	2,922	—	56,736	0.40%

Managed equities (3)	5,656	(106)	782	—	6,332	0.80%

Private strategies	2,134	(178)	47	—	2,003	0.85%

Total AUM (4)	59,606	1,714	3,751	—	65,071	0.45%

(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of the MD&A.
(2) Net management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3) Managed equities is made up of primarily precious metal strategies (49%), high net worth managed accounts (46%) and U.S. value strategies (5%).
(4) No performance fees are earned on exchange listed products. Certain managed equities and private strategies products earn either performance fees based on returns above relevant benchmarks or earn carried interest calculated as a predetermined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Management fees	81,538	63,818	50,710	44,446	39,989	41,441	38,968	38,325
Fund expenses	(3,452)	(3,304)	(2,778)	(2,699)	(2,464)	(2,708)	(2,385)	(2,657)
Direct payouts	(2,987)	(2,247)	(1,871)	(1,709)	(1,602)	(1,561)	(1,483)	(1,408)
Carried interest and performance fees	52,033	38,104	1,757	14,807	—	2,511	4,110	698
Carried interest and performance fee payouts - internal	(31,121)	(15,465)	(690)	(1,298)	—	(830)	—	(251)
Carried interest and performance fee payouts - external	(2,247)	—	—	—	—	—	—	—
Net fees	93,764	80,906	47,128	53,547	35,923	38,853	39,210	34,707
Commissions	5,822	2,655	3,816	1,725	286	819	498	3,332
Commission expense - internal	(71)	(275)	(329)	(180)	(52)	(146)	(147)	(380)
Commission expense - external	(2,791)	(1,143)	(1,801)	(779)	(47)	(290)	(103)	(1,443)
Net commissions	2,960	1,237	1,686	766	187	383	248	1,509
Finance income	2,481	2,464	1,583	1,213	1,402	1,441	1,574	4,084
Co-investment income	205	198	234	280	151	296	418	416
Less: Carried interest and performance fees (net of payouts)	(18,665)	(22,639)	(1,067)	(13,509)	—	(1,681)	(4,110)	(447)
Total net revenues (1)	80,745	62,166	49,564	42,297	37,663	39,292	37,340	40,269
Add: Carried interest and performance fees	52,033	38,104	1,757	14,807	—	2,511	4,110	698
Gain (loss) on investments	873	4,195	7,012	2,703	1,534	(3,889)	937	1,133
Fund expenses	3,452	3,304	2,778	2,699	2,464	2,708	2,385	2,657
Direct payouts	2,987	2,247	1,871	1,709	1,602	1,561	1,483	1,408
Commission expense - internal/external	2,862	1,418	2,130	959	99	436	250	1,823
Total revenues	142,952	111,434	65,112	65,174	43,362	42,619	46,505	47,988
Compensation	86,071	61,329	38,550	33,825	19,597	19,672	18,547	19,225
Direct payouts	(2,987)	(2,247)	(1,871)	(1,709)	(1,602)	(1,561)	(1,483)	(1,408)
Carried interest and performance fee payouts - internal	(31,121)	(15,465)	(690)	(1,298)	—	(830)	—	(251)
Commission expense - internal	(71)	(275)	(329)	(180)	(52)	(146)	(147)	(380)
Severance, new hire accruals and other	(169)	(125)	(111)	(32)	(52)	(166)	(58)	—
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (2)	(27,988)	(22,351)	(16,598)	(12,758)	(412)	71	(114)	(252)
Net compensation	23,735	20,866	18,951	17,848	17,479	17,040	16,745	16,934
Net compensation ratio	29%	34%	39%	43%	47%	44%	46%	44%

Direct payouts	2,987	2,247	1,871	1,709	1,602	1,561	1,483	1,408
Carried interest and performance fee payouts - internal	31,121	15,465	690	1,298	—	830	—	251
Commission expense- internal	71	275	329	180	52	146	147	380
Severance, new hire accruals and other	169	125	111	32	52	166	58	—
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (2)	27,988	22,351	16,598	12,758	412	(71)	114	252
Fund expenses (3)	3,452	3,304	2,778	2,699	2,464	2,708	2,385	2,657
Carried interest and performance fee payouts - external (3)	2,247	—	—	—	—	—	—	—
Commission expense- external (3)	2,791	1,143	1,801	779	47	290	103	1,443
Selling, general, and administrative ("SG&A")	5,862	5,053	4,473	4,825	4,127	4,949	4,612	5,040
Interest expense	301	395	261	286	280	613	933	715
Depreciation and amortization	689	652	647	637	541	600	502	568
Foreign exchange (gain) loss	(401)	1,080	(666)	3,263	554	(2,706)	1,028	122
Other (income) and expenses	—	—	—	—	—	—	—	(580)
Total expenses	101,012	72,956	47,844	46,314	27,610	26,126	28,110	29,190
Net income	29,218	28,728	13,159	13,501	11,957	11,680	12,697	13,360
Net income per share	1.13	1.11	0.51	0.52	0.46	0.46	0.50	0.53
Adjusted EBITDA	57,890	42,130	31,916	25,453	21,901	22,362	20,675	22,375
Adjusted EBITDA per share	2.25	1.63	1.24	0.99	0.85	0.88	0.81	0.88
Total assets	504,271	525,779	466,169	439,429	386,131	388,798	412,477	406,265
Total liabilities	124,225	158,534	121,441	93,955	59,986	65,150	82,198	90,442
Total AUM	65,071,077	59,605,519	49,088,162	40,040,822	35,076,761	31,535,062	33,439,221	31,053,136
Average AUM	69,316,718	53,216,229	42,346,242	37,580,867	33,265,327	33,401,157	31,788,412	31,378,343
(1) Prior period net revenues include the following revenues from non-reportable segments: Q4 2024 - $406; Q3 2024 - $497; and Q2 2024 - $650 and fund expense recoveries: Q4 2025- $469; Q3 2025 - $386; Q2 2025 - $327; Q1 2025 - $279; Q4 2024 - $280; Q3 2024 - $275; and Q2 2024 - $260.
(2) The increase in the quarter was primarily due to the Company's "cash-settled" stock-based compensation plan which requires mark-to-market accounting under IFRS 2. This led to market value fluctuations that were driven by NYSE:SII being up 46% in the quarter.
(3) Together, fund expenses, carried interest and performance fee payouts - external and commission expense - external are included in "Fund expenses" on the income statement.

Schedule 3 - EBITDA reconciliation

	3 months ended

(In thousands $)	Mar. 31, 2026	Mar. 31, 2025
Net income for the period	29,218	11,957
Net income margin (1)	20%	28%
Adjustments:
Interest expense	301	280
Provision for income taxes	12,722	3,795
Depreciation and amortization	689	541
EBITDA	42,930	16,573
Adjustments:
(Gain) loss on investments (2)	(873)	(1,534)
Stock-based compensation (3)	34,730	6,256
Foreign exchange (gain) loss	(401)	554
Severance, new hire accruals and other	169	52
Carried interest and performance fees	(52,033)	—
Carried interest and performance fee payouts - internal	31,121	—
Carried interest and performance fee payouts - external	2,247	—
Adjusted EBITDA	57,890	21,901
Adjusted EBITDA margin	72%	59%
(1) Calculated as IFRS net income divided by IFRS total revenue.
(2) This adjustment removes the income effects of gains or losses on short-term investments, co-investments, and private holdings to ensure the reporting objectives of our adjusted EBITDA metric are met.
(3) The increase in the quarter was primarily due to the Company's "cash-settled" stock-based compensation plan which requires mark-to-market accounting under IFRS 2. This led to market value fluctuations that were driven by NYSE:SII being up 46% in the quarter, compared to 6% in the first quarter of last year.

Conference Call and Webcast

A webcast will be held today, May 6, 2026 at 10:00 am ET to discuss the Company's financial results.
Webcast Details:
Date: May 6, 2026
Time: 10:00am ET
Webcast: Webcast Registration

This press release includes financial terms (including AUM, net commissions, net fees, expenses, adjusted EBITDA, adjusted EBITDA margin and net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.
Net fees
Net fees are calculated as: (1) total management fees net of fund expenses and direct payouts; and (2) carried interest and performance fees, net of their related payouts. Net fees is a key revenue indicator as it represents revenue contributions after directly associated costs in managing our AUM.
Net commissions
Net commissions are calculated as total commissions, net of commission expenses. Net commissions primarily arise from the purchase and sale of critical materials in our exchange listed products segment.
Net revenues
Net revenues are calculated as the total of: (1) net fees, excluding carried interest and performance fees, net of their related payouts; (2) net commissions; (3) finance income; and (4) co-investment income.
Net compensation & net compensation ratio
Net compensation is calculated as total compensation expense before: (1) commission expenses paid to employees; (2) direct payouts to employees; (3) carried interest and performance fee payouts to employees; (4) severance and new hire accruals; and (5) impact of market value fluctuations and graded vesting amortization on cash-settled equity plans. Net compensation ratio is calculated as net compensation divided by net revenues.

EBITDA, adjusted EBITDA and adjusted EBITDA margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted EBITDA margin is a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Forward-Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the foregoing, this press release contains Forward-Looking Statements pertaining to: (i) our positioning will benefit from a highly compelling environment for precious metals, critical materials and their related equities; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although Sprott ("the Company") believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates and significant judgments" in the Company’s MD&A for the period ended March 31, 2026. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange ("FX") risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 18, 2026; and (xxviii) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended March 31, 2026. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials investments. We are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the Company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:
Glen Williams
Senior Managing Partner
Investor and Institutional Client Relations
(416) 943-4394
gwilliams@sprott.com